Davis Malm & D’Agostine, P.C.

One Boston Place, 37th Floor

Boston, MA 02108

(617) 367-2500

October 11, 2012

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Attention: Erin Jackot, Staff Attorney

RE:	Clean Harbors, Inc. and Guarantor Registrants
Amendment No. 2 to Registration Statement on Form S-4
File No. 333-183641

Ladies and Gentlemen:

On behalf of Clean Harbors, Inc. (the “Company”) and its subsidiaries listed as Guarantor Registrants (the “Guarantors”) in the Registration Statement on Form S-4 described above, there is herewith transmitted electronically for filing Amendment No. 2 to the Registration Statement (the “Amendment”) relating to the proposed exchange offer of registered 5.25% senior notes due 2020 (the “new notes”) and related guarantees for the Company’s similar unregistered notes (the “old notes”) and related guarantees now outstanding. To assist review of the Amendment by the Commission’s staff, we are delivering to Erin Jackot, Staff Attorney, three printed copies of the Amendment with exhibits.  Each of those copies is marked to show changes from Amendment No. 1 to the Registration Statement.

The Company responds as described below to each of the comments on the Registration Statement in the letter dated October 3, 2012 (the “Comment Letter”) from Pamela A. Long, Assistant Director.

Prospectus Cover Page

1.                                       We note that the heading of the cover page has not been revised to reflect that you are also registering the guarantees for the senior notes.  Please revise accordingly.

RESPONSE:           The words “and Related Guarantees” have been added to the heading of prospectus cover page.

Signatures

2.                                       Please include the signature of the principal accounting officer for ARC Advanced Reactors and Columns, LLC and Clean Harbors Catalyst Technologies, LLC.  See Instruction 1 to Signatures on Form S-4.

RESPONSE:           The Company confirms that both the Registration Statement as originally filed and the Amendment have been signed by the principal executive officer, principal financial officer, principal accounting officer, and all of the directors or managers of ARC Advanced Reactors and Columns, LLC and Clean Harbors Catalyst Technologies, LLC.  Page II-12 of the Amendment has been revised to set forth the full titles of the signing officers as appropriate.

The Company would like to commence the exchange offer as promptly as practical.  Pursuant to the telephone conversation on October 9, 2012 between the undersigned and Staff Attorney Jackot, there is enclosed a letter from James M. Rutledge, the Company’s Vice Chairman and President, confirming the matters described therein and requesting that the effective date of the Registration Statement be accelerated so that the Registration Statement, as amended, shall become effective at 2:00 p.m. on Monday, October 15, 2012, or as soon thereafter as practicable.

Please advise the undersigned at 617-367-2500, Ext. 104, if and when the Registration Statement has become effective. Please also contact the undersigned should you have any questions or requests for additional information with respect to this filing. Thank you for your assistance.

Very truly yours,

/s/ John D. Chambliss

John D. Chambliss

cc:	James M. Rutledge, President and
Chief Operating Officer
C. Michael Malm, Esq.